Exhibit 99.2

Note Purchase Agreement

RBP Global Holdings Limited (the “Issuer”), which is an indirect, wholly-owned subsidiary of Indivior PLC, entered into a note purchase agreement dated as of November 4, 2024 with Piper Sandler Finance LLC as Administrative Agent (the “Note Purchase Agreement”) and a group of purchasers (the “Purchasers”).

The Note Purchase Agreement provides for the issuance of $350 million of term loan notes (the “Term Loan Notes”), and the issuance of up to $50 million of variable notes outstanding from time to time (the “Variable Notes” and, together with the Term Loan Notes, the “Notes”), and an uncommitted ability to cause additional notes to be issued under the Note Purchase Agreement. Certain subsidiaries of Indivior PLC comprising (together with the Issuer) at least 95% of the assets and adjusted EBITDA of Indivior PLC and its consolidated subsidiaries (the “Group”) guaranteed the obligations of the Issuer, subject to certain customary exceptions (the “Guarantors” and, together with the Issuer, the “Note Parties”). The obligations of the Issuer are secured by substantially all the assets of the Note Parties, including a pledge of certain of the equity interests of the Note Parties.

Interest and Amortization

The principal amount of the Notes bear interest at adjusted SOFR + 525 basis points (subject to certain step-downs upon the Note Parties achieving a Total Leverage Ratio of 0.50x). Adjusted SOFR means the secured overnight financing rate administered by the Federal Reserve Bank of New York, plus a credit spread adjustment of 25 basis points. SOFR was 4.5226% at Closing, so the applicable rate commenced at 10.0226%. The Borrower will also pay a fee equal to 0.5% of the unused Variable Rate Note issuance commitment amount. The Issuer issued $350 million of Term Loan Notes but has not issued any Variable Rate Notes.

The Term Loan Notes have a 5% annual amortization feature (payable quarterly) in the first two years, and 7.5% per year thereafter, with the remainder due six years after the closing date.

Incremental Notes

The Note Purchase Agreement includes an uncommitted, incremental feature such that a minimum of up to $10 million of additional incremental notes may be issued plus additional further incremental loans up to amounts based on various leverage ratios, in each case subject to various conditions, including as to the absence of certain events of default, accuracy of certain representations and warranties, intercreditor relations, maturity, weighted average life to maturity, prepayments, interest rate margins, issuer identity, Guarantors and security and other terms and conditions (including, without limitation, an “MFN” provision providing that the interest rate applicable to any incremental facility or loan must be not more than 50 basis points above the corresponding interest rate applicable to the Term Loan Notes).

Prepayments

The Issuer may prepay the debt at any time in whole or in part, but certain prepayments occurring during (i) the first year are subject to a 2% premium, (ii) the second year are subject to a 1% premium and (iii) any year thereafter are prepaid at par.

The Term Loan Notes are subject to mandatory prepayment in respect of (i) certain non-ordinary course asset dispositions, exchanges or transfers, (ii) proceeds received under any casualty insurance policy or as a result of the taking of assets of any of the Borrower or its restricted subsidiaries pursuant to a condemnation or similar event, in each case above a threshold of $5 million per fiscal year and subject to certain re-investment rights, (iii) the proceeds of certain debt or equity issuances and (iv) equity cures. The Issuer is also required, in certain circumstances, to make certain prepayments of Excess Cash Flow (as defined in the Note Purchase Agreement) of the Issuer and its restricted subsidiaries for the fiscal year then ended. The Issuer has the option to reduce the amount to be paid by the aggregate amounts that have been voluntarily prepaid or retired and cancelled as a result of certain assignments. The percentage of Excess Cash Flow to be paid is calculated as to 50% of an aggregate principal amount of Excess Cash Flow in the event the Total Leverage Ratio is in excess of 0.75x. The Excess Cash Flow sweep steps down to (i) 0.25% if Total Leverage Ratio is less than or equal to 0.75x but greater than 0.25x, and (ii) 0% if Total Leverage Ratio is less than or equal to 0.25x. Additionally, no such prepayment is required if the amount that would be required to be repaid is less than or equal to $15 million, and then only to the extent in excess of $15 million.

Representations, Warranties and Covenants

Under the Note Purchase Agreement, the Issuer makes representations and warranties as well as affirmative covenants and are subject to negative covenants customary for facilities of this nature, including a limitation on disposal of assets, a limitation on prepayments and redemptions of certain indebtedness, a limitation on further indebtedness, a limitation on liens, a limitation on further negative pledges, limitations on share buybacks and redemptions, dividends and other “restricted payments,” a limitation on subsidiary distributions, limitations on investments, a limitation on mergers and acquisitions and other fundamental changes, limitations on sale and lease-back transactions, a restriction on changes to any material line of business (including the business of the restricted subsidiaries of the Issuer), restrictions on modifying the terms of certain debt and general restrictions on the organizational documents and fiscal year of the Borrower. These negative covenants are subject to various carve-outs, grace periods and qualifications and, in some instances, are also applicable to the restricted subsidiaries of the Issuer.

The Note Purchase Agreement also includes two financial covenants. The first requires that the Issuer (RBP Global Holdings) shall not permit the Total Leverage Ratio to be greater than 3.0 to 1.0 (through September 30, 2026), and then 2.50 to 1.0 from December 31, 2026 and thereafter. The second requires that the Issuer shall not permit the Coverage Ratio to be less than 2.50 to 1.00.

Events of Default and Cure Right

The Note Purchase Agreement contains customary events of default including non-payment of principal, interest, fees or any other amounts when due; cross event of default and cross acceleration; breach of certain covenants or representations; bankruptcy and insolvency events; monetary judgments exceeding $25 million or which would or be reasonably likely to result in a Material Adverse Effect; change of control; material invalidity of guarantees or security; failure of subordination; pension defaults; certain healthcare regulatory events including certain government actions to withdraw Group products from the market, to revoke or suspend required regulatory approvals, other government actions that have or could be reasonably expected to have a Material Adverse Effect, an adverse test result that has or could be reasonably expected to have a Material Adverse Effect, or the removal of Borrower or any of its Subsidiaries from a material third party payor program; the invalidation, lapse, or revocation of material intellectual property; any failure of the Borrower or any of its subsidiaries to comply with the Corporate Integrity Agreement that has or could be reasonably expected to have a Material Adverse Effect; and the entry into a guilty plea to a felony corporate crime by the Borrower or any of its subsidiaries.

In the event of an event of default under the Note Purchase Agreement (and at any time thereafter during the continuance of such event of default) the administrative agent under the Note Purchase Agreement may, and at the request of the lenders shall, terminate the debt facilities and/or demand repayment in full of any Notes outstanding under the debt facilities, together with accrued interest thereon and all fees and other accrued obligations of the Issuer. Any breach of the financial covenants is subject to the Issuer’s ability to provide curative equity, which includes customary terms and conditions.

The foregoing summary is qualified in its entirety by reference to the Note Purchase Agreement which has been filed as Exhibit 10.1.